October 24, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:       Roge Partners Funds [“Trust”] –

The Roge Partners Fund [“Fund”]

File Nos. 333-114860, 811-21571

Dear Sir/Madam:

This letter addresses your comments respecting the Trust’s 2005 Annual Report:

1. Comment(s) respecting the “Portfolio Review” or Performance/Holdings Summary Page

[a] Omission of tax disclosure

A footnote informing the reader/shareholder that the Fund’s returns can be impacted by taxable events will be added to the next semi-annual report and all future reporting.  The footnote will be placed immediately after the performance tables and will read as follows: “The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.”

[b] Revision of Industry/Sector presentation

The table demonstrating the various industries/sectors in which the Fund invests will be presented in a format to include 100% of the Fund’s investments in the next semi-annual report and all future reporting.  This will replace the current format, which included only the top ten industries/sectors [90.66% of the Fund].

              [c] Presentation of Line Graph

A line graph comparing the initial and subsequent account values at the end of the most recently completed fiscal years to that of an appropriate broad-based index will be added to the next semi-annual and/or annual report and all future reporting.

2. Comment(s) respecting the Trustee and Officer Information

              [a] Term of Office Disclosure

The “Term of Office” for all Trustees, Interested or Non-Interested, and all Officers will be added to the next semi-annual report and all future reporting.   This discussion will supplement the “Length of Time Served” information already provided.

3. Comment(s) respecting Item 4 (e) 2 from Form N-CSR

[a] Percentage disclosed in Item

Item 4(e)(2) of Form N-CSR will be completed in the manner prescribed by the instructions thereto for all future filings. With respect to the Trust’s 2005 annual report, this response should have been 0%.

4. Comment(s) respecting Form N-Q, for period ended 3/31/05

              [a] Presentation of aggregate investment cost for Federal income tax purposes

The aggregate investment cost for Federal income tax purposes will be added to the next Form N-Q filing for the Trust and all such future filings.   In addition, a summary of the gross unrealized appreciation/depreciation on investments will be provided.

Consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•      the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•      the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (631) 218-0077 if you have any questions respecting the foregoing responses.

Sincerely,

/s/ Susan J. Chesley

Susan J. Chesley

Treasurer

The Roge Partners Funds